KINDRED BIO

1499 Bayshore Highway, Suite 226

Burlingame, California 94010

December 9, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Kindred Biosciences, Inc.; Registration Statement on Form S-1 (Reg. No. 333-192242)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 P.M., Washington, D.C. time, on Wednesday, December 11, 2013, or as soon thereafter as is practicable. Please call Dale Short at (310) 789-1259 to confirm the effectiveness.

In making this request, Kindred Biosciences, Inc. (“Kindred”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Kindred from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	Kindred may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Chin

Richard Chin, M.D.
President and Chief Executive Officer

cc:	Dale E. Short

December 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindred Biosciences, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-192242)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 P.M., Washington, D.C. time, on Wednesday, December 11, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 380 copies of the Company’s Preliminary Prospectus dated December 2, 2013 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, has and will, and has been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BMO CAPITAL MARKETS CORP.
GUGGENHEIM SECURITIES, LLC

On behalf of themselves and as representatives of the several underwriters

By:	/s/ Lori A. Begley
Name: Lori A. Begley
Title: Managing Director, BMO Capital Markets Corp.

By:	/s/ Barry Shin
Name: Barry Shin
Title: Managing Director, Guggenheim Securities, LLC

Signature Page – Underwriters’ Acceleration Request – Kindred Biosciences, Inc.